THE KROGER CO.	•	LAW DEPARTMENT	•	1014 VINE STREET	•	CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN	TELEFAX NUMBER	PATRICIA T. ASH
EXECUTIVE VICE PRESIDENT,	513-698-1850	PAUL W. PARMELE
SECRETARY AND		STEPHANIE GEPHARDT
GENERAL COUNSEL	WRITER’S DIRECT DIAL NUMBER	JENNIFER K. GOTHARD
	513-762-1482	RICK J. LANDRUM
BRUCE M. GACK		STACEY HEISER
VICE PRESIDENT AND		KELLY L. REBLIN
ASSISTANT GENERAL COUNSEL		JEFF VANWAY
ERICA S. PONTIUS
MARTHA CUTRIGHT SARRA		HILARY VOLLMER
VICE PRESIDENT AND		BEAU C. SEFTON
CHIEF ETHICS AND		FRANCES A. TUCKER
COMPLIANCE OFFICER		NATHAN H. BROWN
BRYN T. LORENTZ
CHRISTINE S. WHEATLEY		MICHAEL MAJBA
VICE PRESIDENT AND		DAVID R. OWENS
SENIOR COUNSEL		SARA H. SUDKAMP

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D. ROBERTS, PARALEGAL
ERIK B. LUTSON, PARALEGAL
MARGARET E. WAGNER, PARALEGAL
VENESSA C. GRIBBLE, PARALEGAL
CYNTHIA A. LUKEN, PARALEGAL
STEPHANIE S. MORRIS, PARALEGAL
RENEE R. CIPRIANI, PARALEGAL

June 28, 2013

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

RE:                           The Kroger Co.

Form 10-K for the Fiscal Year Ended February 2, 2013

Filed April 2, 2013

Definitive Proxy Statement on Schedule 14A

Filed May 14, 2013

File No. 001-00303

Dear Ms. Ransom:

We submit this letter in response to the comment from the staff of the Division of Corporation Finance of the SEC, received by letter dated June 20, 2013, pertaining to the referenced Form 10-K and definitive proxy statement.  The staff’s comment is reproduced below, followed by our response.

Definitive Proxy Statement filed on Schedule 14A

Performance —Based Annual Cash Bonus, page 22

1.                    We note that you have omitted from the tables on pages 23 and 26 your Strategic Plan targets and the actual results “as they are competitively sensitive.” We note a similar omission for your Associate Engagement component of your long-term performance based plan. Please disclose the specific targets and the actual results related to the Strategic Plan and Associate Engagement or provide us with your analysis as to why it is appropriate to omit this information pursuant to Instruction 4 to Item 402(b) of Regulation S-K. If disclosure of this information would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the various targets. For additional guidance, please see Question 118.04 of our Compliance and Disclosure Interpretation on Regulation S-K available on our website at www.sec.gov.

Kroger Response

Kroger’s strategic plan is sometimes referred to as its Customer 1st strategy, and its associate engagement measures are part of a business strategy often referred to as Associate 1st.  Kroger refers the staff to its letter dated December 11, 2008, in response to the staff’s comment letter dated October 16, 2008 (the “2008 Letter”), and its letter dated July 15, 2010, in response to the staff’s comment letter dated June 21, 2010 (the “2010 Letter”), both pertaining to the same subject matter.  Kroger’s response to the 2010 Letter referred the staff to its earlier response to the 2008 Letter.  Kroger sought confidential treatment for its response to the 2008 Letter, and received from the staff a closure letter dated January 8, 2009, for the 2008 Letter.  Kroger received from the staff a closure letter dated August 4, 2010 for the 2010 Letter.  Continued confidential treatment of these performance metrics and the manner in which a payout is calculated is warranted as they remain confidential commercial and financial information that, if disclosed, could be used by competitors in a manner that would cause substantial competitive harm to Kroger.

As we have discussed in our CD&A, at page 26, achievement of the components of the plans becomes exceedingly more difficult each year due to the compounded nature of required improvement.  For example, for its long-term performance based plan for which payout was earned for the period of 2010-2012, Kroger saw no improvement in its strategic plan, resulting in no payout for that metric, and Kroger saw 3 units of improvement in its associate engagement, resulting in a payout of 6% for that metric.

We acknowledge that:

•  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•  staff comments or changes to disclosure in response to staff comments do not foreclose the   Commission from taking any action with respect to the filings; and

•  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter, please contact me at 513-762-1482.

Sincerely,

/s/ Bruce M. Gack
Bruce M. Gack

cc:                                Scott Anderegg, Staff Attorney

Catherine Brown, Staff Attorney

D. Dillon

D. Hackett

P. Heldman

R. McMullen

M. Schlotman

C. Wheatley